Filed by AMB Property Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ProLogis

Registration Statement #333-172741

Citi 2011 Global Property CEO Conference

Hamid Moghadam, CEO AMB Property Corporation
Walt Rakowich, CEO ProLogis
Bill Sullivan, CFO ProLogis

March 15, 2011

Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AMB Property Corporation ("AMB") and ProLogis operate and beliefs of and assumptions made by AMB management and ProLogis management, involve uncertainties that could significantly affect the financial results of AMB or ProLogis, or the combined company if the proposed business combination transaction is completed. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving AMB and ProLogis, including future financial and operating results, or the combined company's plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of status as a real estate investment trust, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks of achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission ("SEC") by AMB and ProLogis from time to time, including those discussed under the heading "Risk Factors" in their respective most recently filed reports on Form 10-K and 10-Q. Neither AMB nor ProLogis undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About this Transaction

In connection with the proposed transaction, AMB Property Corporation ("AMB") has filed with the SEC a preliminary registration statement on Form S-4 that includes a preliminary joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. AMB and ProLogis also plan to file other relevant documents with the SEC regarding the proposed transaction. The registration statement has not been declared effective by the U.S. Securities and Exchange Commission, and the definitive joint proxy statement / prospectus is not currently available. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS AS AND WHEN THEY ARE FILED WITH THE SEC, AND TO READ THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS, IF AND WHEN IT BECOMES AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary joint proxy statement/prospectus and other relevant documents filed by AMB and ProLogis with the SEC including the definitive joint proxy statement / prospectus, if and when it becomes available at the SEC's website at *www.sec.gov*. Copies of the documents filed by AMB with the SEC are available free of charge on AMB's website at *www.amb.com* or by contacting AMB Investor Relations at (415) 394-9000. Copies of the documents filed by ProLogis with the SEC are available free of charge on ProLogis' website at *www.prologis.com* or by contacting ProLogis Investor Relations at (303) 567-5690.

AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB's executive officers and directors in AMB's Annual Report on Form 10-K filed with the SEC on February 18, 2011, as amended on Form 10-K/A filed with the SEC on March 10, 2011. You can find information about ProLogis' executive officers and directors in ProLogis' Annual Report on Form 10-K filed on February 28, 2011 and definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants are included in the preliminary joint proxy statement/prospectus and other relevant documents filed with the SEC as and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Shared Vision for Success

- The undisputed leader in the **industrial** sector
- The best **customer** franchise in the real estate industry
- The only player in industrial real estate active on **four continents**
- The world's leading industrial property **developer**
- A global leader in real estate **investment management**
- The best and most diverse real estate **organization**

Transaction Overview

Merger	• 100% stock merger of equals • Each ProLogis share to be converted into 0.4464 of an AMB share • Preserves UPREIT structure
Company Name	• Company will be named ProLogis • Ticker symbol will be (NYSE: PLD)
Ownership	• ~60% former ProLogis shareholders • ~40% former AMB shareholders
Headquarters	• Corporate – San Francisco • Operational – Denver
Gross G&A Synergies	• ~$80 million annual run rate, expect to achieve by December 31, 2012
Closing	• Expected by the end of second quarter 2011

Leadership / Integration

Hamid Moghadam
Co-CEO / Chairman

Walt Rakowich
Co-CEO (1) / Chairman of Executive Committee

- **Bill Sullivan (2)** — *Chief Financial Officer*
- **Tom Olinger (2)** — *Chief Integration Officer*
- **Mike Curless** — *Chief Investment Officer*
- **Guy Jaquier** — *CEO Private Capital*
- **Gary Anderson** — *CEO Europe & Asia*
- **Gene Reilly** — *CEO The Americas*
- **Ed Nekritz** — *Chief Legal Officer General Counsel*
- **Nancy Hemmenway** — *Chief Human Resources Officer*

The combined Board comprises six ProLogis board members and five AMB board members

- Hamid Moghadam will be Chairman of the Board
- Walt Rakowich will be Chairman of the Executive Committee of the Board
- Irving “Bud” Lyons III will be Lead Independent Director

(1) Walt Rakowich will retire on December 31, 2012.

(2) Bill Sullivan will be CFO of the combined company until December 31, 2012, at which time Bill will depart and Tom Olinger will become CFO.

Transaction Benefits

World Class Platform

- Deep global presence with ~600 million square feet owned and under management
  - Enhanced common platforms in North America, Western Europe and Japan
  - Complementary platforms in UK & CEE (PLD) and China & Brazil (AMB)
- Aligned talent and resources
  - Land bank, development and acquisition teams
- Expanded relationships with large, repeat multi-national customers

Vibrant Private Capital Franchise

- Broad range of product offerings across major regions
- AUM of $25.7 billion in 19 co-investment ventures

Improved Combined Cost of Capital

- Improved credit profile from synergies
  - Unsecured credit will be one of the most liquid in REIT space
- Cost of equity will reflect accelerating growth in FFO/share
- Shares and OP units will be attractive acquisition currencies

Organizational Synergies

- Strong combined entrepreneurial management team
- Gross G&A savings of ~$80 million expect to achieve on a run rate basis by December 31, 2012
  - Equates to ~$0.19 per combined company share

Pre-eminent Global Real Estate Company

Square Feet Owned / Managed[(1)]



(MM sq. ft.)
600
500
400
300
200
100
0
438
160
598
ProLogis
AMB
Combined Company
Americas
Europe
Asia

Total AUM[(2)]



($Bn)
50
45
40
35
30
25
20
15
10
5
0
$31
$15
$46
ProLogis
AMB
Combined Company
Americas
Europe
Asia

Note: Data as of 12/31/2010.
(1) Represents owned / managed assets at 100% share.
(2) AUM defined as gross book value of owned / managed properties.

Global Logistics Platform

Americas	Europe	Asia
		
~423MM sq. ft. $28Bn	~145MM sq. ft. $13Bn	~30MM sq. ft. $5Bn

Combined platform represents ~78% of global GDP(1)

Note: Data as of 12/31/2010. ProLogis data is pro forma for Blackstone and Catellus dispositions.
(1) Source: International Monetary Fund.

Diverse Customer Base



(% Combined ABR)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.6
1.2
1.1
1.0
0.8
0.7
0.7
0.7
0.6
0.5
DHL
Kuehne + Nagel
Home Depot
CEVA Logistics
Unilever
SNCF
U.S Government
Sagawa Express
Wincanton Logistics
Nippon Express

Largest single customer represents only 2.6% of estimated combined ABR

Top 10 represents ~10% of estimated combined ABR

Greater Combined Development Opportunity

Total Assets Under Development[(1)]	2011E Development[(2)]	Annual Future Potential


56%
28%
16%


45%
25%
30%


35%
35%
30%

$750 million | **$1.5 billion** | **~$2.5 billion**

Americas Europe Asia

Existing land bank fuels internal growth

Note: Data as of 12/31/2010.
(1) Represents total expected investment of construction in progress.
(2) Represents midpoint of companies' 2011 guidance.

Market Leading Private Capital Business

AMB AUM

9 co-investment ventures

$8.2 billion AUM


$1.7Bn
$5.2Bn
$1.3Bn

ProLogis AUM

10 funds

$17.5 billion AUM


$0.1Bn
$8.6Bn
$8.8Bn

Combined AUM

19 co-investment ventures

$25.7 billion AUM


$1.8Bn
$10.0Bn
$13.9Bn

Americas Europe Asia

Note: Data represents gross book value of AUM in funds and co-investment ventures.

Combined Selected Pro Forma Balance Sheet Data

At 12/31/10 *(in millions)*	AMB 12/31	Pro Forma Adjustments	AMB as Adjusted	PLD 12/31	Combined Company Pro forma
Net investment in properties	$5,638	$2,295	$7,933	$11,284	$19,217
Investments in and advances to unconsolidated investees	907	453	1,360	2,025	3,385
Assets held for sale	242	22	264	575	839
Cash, accounts receivable and other assets	586	128	714	717	1,431
Notes receivables backed by real estate	--	--	--	302	302
Total assets	**$7,373**	**$2,898**	**$10,271**	**$14,903**	**$25,174**
Balance sheet debt	$3,331	$69	$3,400	$6,506	$9,906
A/P, accrued expenses and other liabilities	340	153	493	857	1,350
Liabilities related to assets held for sale	--	--	--	20	20
Total liabilities	**3,671**	**222**	**3,893**	**7,383**	**11,276**
Non-controlling interests	325	265	590	15	605
Company shareholders' equity and limited partnership units	3,377	2,411	5,788	7,505	13,293
Total equity	**3,702**	**2,676**	**6,378**	**7,520**	**13,898**
Total liabilities and equity	**$7,373**	**$2,898**	**$10,271**	**$14,903**	**$25,174**

Total Estimated Purchase Price for AMB = $5,788[1]

(1) In millions, value calculated under purchase accounting, with PLD as the accounting acquirer

Strong Combined Capitalization and Balance Sheet

($MM, Except per Share Data)	Combined Company(1)
Share Price *(As of 3/9/2011)*	$35.64
Basic Common Shares and Units	428
Equity Market Capitalization	$15,243
S&P 500 Rank	193
Total Balance Sheet Debt	$9,906
Total Market Capitalization	**$25,143**

Debt as % of Gross Book Value of Real Estate(2)	42.6%
Debt as % of Total Market Capitalization	39.4%

(1) Calculated using AMB's share price at 1/28/2011 of $35.64 and an exchange ratio of 0.4464X. Data as of 3/9/2011

(2) Statistics calculated based on balance sheet debt and book value figures

Well-Staggered Debt Maturity Schedule

Pro Forma Balance Sheet Debt Maturity Schedule as of December 31, 2010 ($MM) (1)


($MM)
2,500
2,000
1,500
1,000
500
0
$390
$1,503
$974
$800
$1,125
$895
$774
$906
$899
$691
$161
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021+
Balance Sheet Debt
Global Lines of Credit

(1) Data as of December 31, 2010

Note: Excludes discounts

G&A Synergies

($MM)	Annual Gross G&A Savings
Operating	$65 M
Corporate Infrastructure Costs	$15 M
Total Gross G&A Synergies ($)	**$80 M[(1)]**
Per Combined Company Share ($)	**~$0.19 per share**

(1) Expect to achieve ~$80 million run rate by December 31, 2012

Historical Exchange Rate Analysis



Exchange Ratio
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
.4412
(1-day closing price)
Final Exchange Ratio
Weighted Average Exchange Ratios
52-week average VWAP (1)
26-week average VWAP
12-week average VWAP
4-week average VWAP
Since 1/3/11 average VWAP
2-week average VWAP
1-week average VWAP
1-day VWAP

(1) Volume-weighted average price

Shared Vision for Success

World Class Platform

- The undisputed leader in the industrial sector
- The best customer franchise in the real estate industry
- The only player in industrial real estate active on four continents
- The world's leading industrial property developer
- A global leader in real estate investment management
- The best and most diverse real estate organization

Strategy

- **Align portfolio** in targeted regions to serve the needs of key customers
- Significantly enhance **asset utilization**
- Fuel growth through development and **land bank** monetization
- Capitalize on world-class combined **investment management** franchise
- Create one of strongest **balance sheets** in the real estate sector
- Build the most effective and efficient **organization** in the industry

The leading global provider of industrial real estate